Supplement Dated June 10, 2022
To The Notice Documents Dated April 25, 2022 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE L SERIESSM, PERSPECTIVE II®, and PERSPECTIVE ADVISORY®
FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and
ELITE ACCESS ADVISORY® FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY, and
PERSPECTIVE FOCUS FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

PERSPECTIVE ADVISORS FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account III

PERSPECTIVE ADVANTAGE FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account V

PERSPECTIVE ADVISORS IISM, PERSPECTIVE II®, PERSPECTIVE ADVISORY®, and
PERSPECTIVE REWARDS® FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and
ELITE ACCESS ADVISORY® FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY, and
PERSPECTIVE FOCUS and PERSPECTIVESM FIXED AND VARIABLE ANNUITIES®
Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

PERSPECTIVE ADVISORS FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account II

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com. For Jackson of NY contracts, please contact us at our Jackson of NY Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

The following change has been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect a recent sub-sub-adviser change:

➢    Effective June 2, 2022, for the JNL Multi-Manager Alternative Fund, Western Asset Management Company Pte. Ltd. is added as a sub-sub-adviser in the column titled “Fund and Manager (and Sub-Adviser, if applicable).”

______________________________
(To be used with VC3723GWND 04/22, VC3657GWND 04/22, JMV7698GWND 04/22, JMV17955GWND 04/22, VC5526GWND 04/22, VC5890MLGWND 04/22, JMV17183GWND 04/22, JMV9476MLGWND 04/22, JMV5763MLGWND 04/22, JMV5763WFGWND 04/22, NV3784GWND 04/22, JMV7698NYGWND 04/22, NV5869GWND 04/22, JMV17955NYGWND 04/22, NV5526GWND 04/22, JMV17183NYGWND 04/22, NV4224WFGWND 04/22, NMV2731GWND 04/22, NV3174GWND 04/22, and NV3174CEGWND 04/22)

CMV101166 06/22